U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  333-154221

☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K   ☐ Form 10-Q     ☐ Form 10-D  ☐ Form N-SAR ☐ Form N-CSR

For period ended:                                December 31, 2009

☐           Transition Report on Form 10-K
☐           Transition Report on Form 20-F
☐           Transition Report on Form 11-K
☐           Transition Report on Form 10-Q
☐           Transition Report on Form N-SAR
For the Transition Period Ended:   N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

Full Name of Registrant:                                           Bloggerwave, Inc.

Address of Principal Executive Office (Street and Number):

800 West El Camino Real, Suite 180
Mountain View, CA 94040

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without	unreasonable effort or expense;

☒           (b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K orForm N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar dayfollowing the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)           The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, ifapplicable.

PART III - NARRATIVE

The Company could not complete the filing of its Annual Report on Form 10-K for the year ended December 31, 2009 due to a delay in obtaining and compiling information required to be included in the Company's Form 10-K, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Shane
Ulrik Svane Thomsen	650	943-2490
(Name)	(Area Code)	(Telephone Number)
(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  ☒ No   ☐   .

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes     ☐ No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bloggerwave, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2010	By:	/s/ Ulrik Svane Thomsen
Ulrik Svane Thomsen